Mail Stop 04-07

      March 7, 2005


Ms. Loran Cashmore Bond
Chief Accounting Officer
Photoworks, Inc.
1260 Sixteenth Avenue West,
Seattle, WA 98119

	RE:	Photoworks, Inc.
		Form 10-K for the fiscal year ended September 25, 2004
		Filed December 27, 2004

		Form 10-Q for the quarter ended December 25, 2004
		File No. 000-15338

Dear Ms. Cashmore:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange
Act of 1934. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended September 25, 2004

Item 7 - Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 15

1. Refer to the tables on page 40, which disclose that your
quarterly
gross profit percentage ranged from 15.7% to 34.4% and that your net
revenues ranged from $4.6 million to $8.4 million.  Explain to us why
your net revenues and gross profit percentages are so volatile on
a
quarterly basis.  Supplementally, explain to us, quarter by
quarter,
why each: net revenue and gross profit percentage, changed.   See
Interpretive Response to Question 1 of SAB Topic 13B. Supplementally address and expand future discussions of results of operations to discuss the following:

* Shipments of product at the end of a reporting period that significantly reduce customer backlog and that reasonably might be expected to result in lower shipments and revenue in the next period,
* Changing trends in shipments into, and sales from, a sales channel or separate class of customer that could be expected to have a significant effect on future sales or sales returns,
* An increasing trend toward sales to a different class of customer with different gross profit margins,
* Seasonal trends or variations in sales.

Financial Statements

	Report of Independent Registered Public Accounting Firm, page
23

2. Refer to the fourth paragraph of page 23, which addresses uncertainties concerning your continued existence as a going concern.
In future filings, include a more detailed description of management`s specific viable plans that are intended to mitigate the effect of such conditions. Give management`s assessment of the likelihood that such plans can be effectively implemented. Clearly identify and discuss those elements of the plans that are particularly significant or critical to overcoming your present financial difficulties. Include a reasonably detailed discussion of your ability or inability to generate sufficient cash to support your operations during the twelve-month period following the date of the most recent balance sheet presented. Include your viable plan description in Management`s Discussion and Analysis of liquidity and in the footnotes to the financial statements. Update this discussion quarterly as necessary. Refer to Financial Reporting Codification 607.02.

	Consolidated Balance Sheet, page 24

3. Refer to the fifth paragraph of page 18, which indicates that your deferred revenues relate primarily to prepaid print credits. What are the other deferred revenues due to? Give us an analysis of these balances at the end of each period and explain to us why your "deferred revenues" line item would not be more properly characterized as customer deposits payable.

Note A - Operations and Summary of Significant Accounting Policies

Revenue Recognition, page 30

4. Refer to the second paragraph of page 30, which discloses that you provide your customers with a "100% satisfaction guarantee" and that your customers can request a refund. Refer also to the fifth paragraph of page 18, which discusses enhanced print credits. Supplementally describe for us, in reasonable detail, the terms of these customer sales. Explain to us how and when your sales meet the revenue recognition criteria of SAB Topic 13A3b. Please address the following:

* Acceptance provisions in your sales arrangements that purport to be for trial or evaluation purposes,
* Acceptance provisions that grant a right of return or exchange on the basis of subjective matters,
* Acceptance provisions based on seller-specified objective criteria, and
* Acceptance provisions based on customer-specified objective criteria.

The staff generally believes that the seller should not recognize revenue until customer acceptance occurs or the acceptance provisions lapse.

Controls and Procedures, page 16

5. In future filings, revise your disclosure regarding changes to internal controls and procedures over financial reporting to identify
"any changes," not just "significant" changes, that have materially affected, or are reasonably likely to materially affect, your internal controls and procedures over financial reporting. See Item
308(c) of Regulation S-K.

6. You state that your management evaluated the effectiveness of your disclosure controls and procedures and concluded that your disclosure controls and procedures were effective to "timely alert them" to any material information relating to the Company that must be included in the Company`s periodic SEC filings. In future filings, also state, if true, whether the same officers concluded the controls and procedures were effective in "recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act." See Exchange Act Rule 13a-15(e).

7. You disclose that you evaluated the effectiveness of the design and operation of your disclosure controls and procedures pursuant to
Exchange Act Rule 13a-14 and 15d-14. Disclosure controls and procedures are now defined in Rules 13a-15(e) and 15d-15(e). Please revise your Control and Procedures disclosure in future filings to reference the appropriate Rules of the Exchange Act.

Form 10-Q for the quarter ended December 25, 2004

General

8. We note from your form 8-K filed on March 3, 2005 that on
February
28, 2005 you engaged Williams & Webster as your new accounting firm.
Amend your form 10-Q for the quarterly period ended December 25,
2004
to reflect your auditor`s review of this filing.


*    *    *    *


      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

 	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Kenya Wright, Staff Accountant, at (202)
824-
5446 or Joseph M. Kempf, Reviewer, at (202) 942-1979 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 942-1990 with any other questions.

							Sincerely,


							Larry M. Spirgel
							Assistant Director
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Ms. Loran Cashmore Bond
Photoworks, Inc.
March 7, 2005
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